FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      For the month of September 30, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



                  VANNESSA'S LAS CRISTINAS COURT CASES ADVANCE

VANCOUVER, B.C. SEPTEMBER 30, 2002 - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB:
VNVNF, Berlin: VVT - WKN 914781) has been advised by its subsidiary in Venezuela, Minera Las Cristinas C.A. (MINCA), that in the past week the Venezuelan Supreme Court formally notified the Venezuelan State Attorney's office of its decision to hear two legal actions in connection with the Las Cristinas title dispute. The two actions are:

1. MINCA's challenge to the CVG's authority to unilaterally cancel the CVG / MINCA contract.

2. MINCA's nullity action, based on constitutional grounds, against the Presidential decree 1757 (which is intended to convert the Las Cristinas into a National Reserve).

MINCA's legal counsel has indicated that this step clears the way for the Supreme Court to deliberate and rule on the cases. Both decisions will have far reaching consequences and will affect the contract signed between Crystallex International Corp. and the CVG.

In addition to the above cases, MINCA is defending its rights to the Las Cristinas project in other legal actions which are still pending and which deal with the Company's right to arbitration, the cancellation of concession rights, the revoking of copper rights, and legal action against the Directors representing the CVG on MINCA's board for neglecting their duties with respect to the Joint-Venture Company's interest in the Las Cristinas project and its day to day operation.

Independent from these court actions, the Las Cristinas issue is presently the subject of at least three investigations conducted by the Venezuelan Attorney General's office. This same office has also begun an investigation to determine the identity of the party or parties who have financed and conducted the elaborate and expensive defamation campaign against MINCA which was clearly intended to defend and support the actions taken by the CVG.

MINCA has advised Vannessa that the contract signed by the CVG and Crystallex violates the National Constitution and the Venezuelan Mining Law because Crystallex International Corp. does not meet the requirements of the Venezuelan Commercial Code which deals with foreign corporations and their legal obligations with respect to representation and registration before the Venezuelan Commercial Registry and the Ministry of Energy and Mines (MEM).

Vannessa will keep its shareholders advised as the legal challenges and investigations continue to evolve.





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ON BEHALF OF THE BOARD

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       September 30, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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